Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-222858

February 7, 2018

Kirby Corporation

$500,000,000 4.200% Senior Notes due 2028

February 7, 2018

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated February 7, 2018, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated February 5, 2018 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Kirby Corporation

Security Description:	4.200% Senior Notes due 2028 (the “Notes”)

Ratings (Moody’s / S&P)*:	Baa2 (Negative Outlook) / BBB+ (Creditwatch Negative)

Distribution:	SEC-registered

Aggregate Principal Amount:	$500,000,000

Trade Date:	February 7, 2018

Settlement Date**:	February 12, 2018 (T+3)

Maturity Date:	March 1, 2028

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2018 (long first coupon)

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price / Yield:	94-31+ / 2.842%

Spread to Benchmark Treasury:	T + 137.5 basis points

Yield to Maturity:	4.217%

Coupon:	4.200%

Price to Public:	99.859% of principal amount

Record Dates:	February 15 and August 15

Optional Redemption:	Prior to December 1, 2027 (three months prior to the maturity date of the Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	At any time on or after December 1, 2027 (three months prior to the maturity date of the Notes)

CUSIP / ISIN:	497266 AC0 / US497266AC03

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC BOK Financial Securities, Inc.

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**We expect that delivery of the Notes will be made to investors on or about February 12, 2018, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing term sheet will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of this pricing term sheet should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC (toll-free) at 1-866-718-1649 or Wells Fargo Securities, LLC (toll-free) at 1-800-645-3751.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.